May 11, 2001


Liberty Housing Partners Limited Partnership
c/o Newton Senior Living
100 Second Avenue
Newton, MA 02494

Dear Ms. Brooks:

As discussed in Note 2 to the financial statements for the three months ended March 31, 2001 and the year ended December 31, 2000, the Partnership changed its basis of accounting from the going concern basis to the liquidation basis as of December 31, 2000. This change was made as a result of the progress made in 2000 to liquidate its portfolio of investments.

As you have requested, we have discussed with you the circumstances, business judgment, and all other underlying factors that contributed to your decision to make this accounting change.

Based on our review of the attendant circumstances and discussions with management, we concur that the newly adopted liquidation basis of accounting as described in Note 2 is preferable under the circumstances.

Because we have not audited any financial statements of the Partnership as of any date or for any period subsequent to December 31, 2000, we do not express an opinion on the financial statements for the three months ended March 31, 2001.

                                        Very truly yours,



                                        Robert Ercolini & Company LLP